                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          BIRMINGHAM STEEL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    091250100
                                 (CUSIP Number)

                               Gene T. Price, Esq.
                                Burr & Forman LLP
                           Suite 3100 SouthTrust Tower
                           420 North Twentieth Street
                              Birmingham, AL 35203
                                 (205) 251-3000
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                August 13, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



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         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]



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CUSIP No. 091250100

         1.       Name of Reporting Person:  The United Company
                                             IRS Identification No. 54-1120913

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Virginia


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,819,400


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,819,400


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,819,400


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]


         13.      Percent of Class Represented by Amount in Row (11):  6.1%

         14.      Type of Reporting Person:          HC

CUSIP No. 091250100

         1.       Name of Reporting Person:   United Management Company LLC
                                              IRS Identification No. 54-1884068

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,949,200


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,949,200


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,949,200


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11): 6.6%


         14.      Type of Reporting Person:          OO



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CUSIP No. 091250100

         1.       Name of Reporting Person:   United Opportunities Fund, LLC
                                              IRS Identification No. 54-1886995

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:   OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:        Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,635,300


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,635,300


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,635,300


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11): 5.5%


         14.      Type of Reporting Person:          OO

CUSIP No. 091250100

         1.       Name of Reporting Person:   The Summit Fund, LLC
                                              IRS Identification No. 54-1897775

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:              0


         8.       Shared Voting Power:      190,100


         9.       Sole Dispositive Power:         0


         10.      Shared Dispositive Power: 190,100


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     190,100


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [  ]


         13.      Percent of Class Represented by Amount in Row (11):  0.6%


         14.      Type of Reporting Person:          OO



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CUSIP No. 091250100

         1.       Name of Reporting Person: UC Investment Trust
                                            IRS Identification No. 54-1901936

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Ohio


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:             0


         8.       Shared Voting Power:      90,800


         9.       Sole Dispositive Power:        0


         10.      Shared Dispositive Power: 90,800


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:    90,800


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):  0.3%


         14.      Type of Reporting Person:      OO



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CUSIP No. 091250100

         1.       Name of Reporting Person: Nicholas D. Street

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF; AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:           10,000


         8.       Shared Voting Power:      1,959,200


         9.       Sole Dispositive Power:      10,000


         10.      Shared Dispositive Power: 1,959,200


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,969,200


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):   6.6%


         14.      Type of Reporting Person:          IN



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CUSIP No. 091250100

         1.       Name of Reporting Person:  James W. McGlothlin

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,980,200


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,980,200


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,980,200


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):  6.7%


         14.      Type of Reporting Person:          IN



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CUSIP No. 091250100

         1.       Name of Reporting Person:          Lois A. Clarke

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF; AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:        3,600


         8.       Shared Voting Power:          0


         9.       Sole Dispositive Power:   3,600


         10.      Shared Dispositive Power:     0


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:         3,600


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):
                  less than 0.1 %


         14.      Type of Reporting Person:          IN

CUSIP No. 091250100

         1.       Name of Reporting Person:  James A. Todd, Jr.

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF; OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:        119,054


         8.       Shared Voting Power:       74,549


         9.       Sole Dispositive Power:   119,054


         10.      Shared Dispositive Power:  74,549


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     193,603


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [  ]


         13.      Percent of Class Represented by Amount in Row (11):  0.7%


         14.      Type of Reporting Person: IN





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CUSIP No. 091250100

         1.       Name of Reporting Person:  Mark A. Todd

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF; OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:        12,529


         8.       Shared Voting Power:      94,220


         9.       Sole Dispositive Power:   12,529


         10.      Shared Dispositive Power: 94,220


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     106,749


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):  0.4%


         14.      Type of Reporting Person:           IN





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CUSIP No. 091250100

         1.       Name of Reporting Person:  John D. Correnti

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  Not Applicable


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization: United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:        0


         8.       Shared Voting Power:      0


         9.       Sole Dispositive Power:   0


         10.      Shared Dispositive Power: 0


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     100,000     Note: Based on an Agreement in
                  Principle between The United Company and Correnti, The United Company has agreed to grant Correnti an option on 100,000 Shares owned by The United Company.


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):  0.3%


         14.      Type of Reporting Person:          IN



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CUSIP No. 091250100

         1.       Name of Reporting Person:  Paul Ekberg

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:  United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:        2,151


         8.       Shared Voting Power:      9,000


         9.       Sole Dispositive Power:   2,151


         10.      Shared Dispositive Power: 9,000


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     11,151


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):
                  less than .01%


         14.      Type of Reporting Person: IN

                             13D - AMENDMENT NO. 1

The undersigned hereby amend their Schedule 13D Statement dated July 29, 1999 relating to the common stock, par value $.01 per share, of Birmingham Steel Corporation as set forth herein. Unless otherwise indicated, all defined terms used herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The first two sentences of Item 3 are amended and restated in their entirety by the following:

         The Shares beneficially owned by the Reporting Persons were purchased for an aggregate price of $14,650,845.

         UO Fund and Summit Fund used approximately $11,124,514 and $2,201,085, respectively, of funds available for investment to purchase their Shares.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following:

         In accordance with Article I, Section 10 of the Issuer's by-laws, counsel for the Group delivered a letter to the Chief Executive Officer and Corporate Secretary of the Issuer on August 13, 1999 notifying Issuer of the Group's director nominees. The letter is attached hereto as Exhibit E, the text of which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The first five paragraphs of Item 5(a) and (b) are replaced in their entirety by the following:

         (a) and (b). As of the close of business on August 14, 1999, the Reporting Persons beneficially owned in the aggregate 2,309,303 Shares, constituting approximately 7.8% of the total outstanding Shares of the Issuer (based upon the number of Shares reported to be outstanding in the Issuer's Form 10Q for the fiscal quarter ended March 31, 1999).

         In aggregate, Street may be deemed the beneficial owner of 1,969,200 Shares, constituting approximately 6.6% of the total outstanding Shares.

         In aggregate, McGlothlin may be deemed the beneficial owner of 1,980,200 Shares, constituting approximately 6.7% of the total outstanding Shares.

         The basis upon which beneficial ownership for Street and McGlothlin is calculated is set forth as follows:

         (1) Street and McGlothlin, by reason of their control of the United Group, share with each other voting and disposition powers of the Shares owned by the following members of the United Group and may be deemed beneficial owners of such Shares:

                                                                     % of Total
                Entity               Number of Shares            Shares Outstanding
                ------               ----------------            ------------------
                UO Fund                  1,635,300                       5.5%
              Summit Fund                 190,100                        0.6%
               UCI Trust                  90,800                         0.3%



         (c) Item 5(c) is hereby amended to add the following:

         The following table sets forth all transactions with respect to the Issuer's Shares effected by each of the Reporting Persons since the most recent filing on Schedule 13D. Each transaction set forth below reflects a purchase effected by means of open market transactions on the New York Stock Exchange.


REPORTING                 TRADE DATE   TYPE OF        # OF SHARES      PRICE PER
 PERSON                                TRANSACTION                       SHARE ($)

UO Fund                   08/03/99     Purchase          3,000           8.422
UO Fund                   08/04/99     Purchase          3,000           8.025


         (d)-(e) No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     ITEM 7 is hereby amended to add the following:

     Exhibit E:     Letter to Chief Executive Officer and Corporate Secretary
                    of Issuer notifying Issuer of Group's Director Nominees

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 16, 1999

                               THE UNITED COMPANY

                               By: /s/  James W. McGlothlin
                                   --------------------------------------------
                                        James W. McGlothlin
                                        President

                               UNITED MANAGEMENT COMPANY, LLC

                               By: /s/  Lois A. Clarke
                                   --------------------------------------------
                                        Lois A. Clarke
                                        President and Managing Director

                               UNITED OPPORTUNITIES FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            -----------------------------------
                                                 Lois A. Clarke
                                                 President and Managing

                               THE SUMMIT FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            -----------------------------------
                                                 Lois A. Clarke
                                                 President and Managing
                                                 Director

                               UC INVESTMENT TRUST

                               By: /s/  Lois A. Clarke
                                   --------------------------------------------
                                        Lois A. Clarke
                                        President

                                   /s/ Nicholas D. Street
                                   --------------------------------------------
                                   Nicholas D. Street


                                   /s/ James W. McGlothlin
                                   --------------------------------------------
                                   James W. McGlothlin


                                   /s/ Lois A. Clarke
                                   --------------------------------------------
                                   Lois A. Clarke


                                   /s/ James A. Todd, Jr.
                                   --------------------------------------------
                                   James A. Todd, Jr.


                                   /s/ Mark A. Todd
                                   --------------------------------------------
                                   Mark A. Todd


                                   /s/ John D. Correnti
                                   --------------------------------------------
                                   John D. Correnti


                                   /s/ Paul Ekberg
                                   --------------------------------------------
                                   Paul Ekberg